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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/04/2014	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT



14011221

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Hudson Street, Suite 1200
   Jersey City, New Jersey 07302
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (201) 499-3700 (Telephone) (201) 499-0173 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   James G. Buckley (Name) Chief Regulatory Officer (Title) (201) 499-3698 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Philip M. Pinc, General Counsel
   National Stock Exchange, Inc.
   101 Hudson Street, Suite 1200, Jersey City, New Jersey 07302
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 06/26/2006 (b) State/Country of formation: Delaware, USA
   (c) Statute under which applicant was organized: D.C.L. 245 et seq.

RECEIVED
2014 AUG -5 PM 1:43
SEC / MR

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/04/2014 (MM/DD/YY) National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 04 day of August (Month) 2014 (Year) by Marlena Weldon (Notary Public)

My Commission expires 3/7/2017 County of Hudson State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit J

Officers, Directors, Members of Standing Committees
(from June 30, 2012 through Present)

Officers:

David F. Harris	Director, Chairman, & Chief Executive Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Francis T. Corcoran	President, Chief Administrative Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Jeremy Sanchez	Chief Compliance Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Philip M. Pinc	Vice President, Counsel and Secretary Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
James G. Buckley	Chief Regulatory Officer, Regulation Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Francis N. Paulino	Senior Vice President, Business Development Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.

Former Officers:

Paul Smith	Acting Chief Regulatory Officer Ceased Employment October 26, 2012. Former Employee of the Exchange.
Kenneth A. Hanson	Vice President, Finance Ceased Employment May 31, 2012. Former Employee of the Exchange.
Christopher Solgan	Senior Regulatory Counsel, Regulation Ceased Employment May 10, 2013. Former Employee of the Exchange.
Wendy Fumagalli	Vice President, Finance and Accounting Ceased Employment June 11, 2013. Former Employee of the Exchange.
David Reed	Chief Operating Officer Ceased Employment June 13, 2014. Former Employee of the Exchange.
Susan Ameel	Chief Regulatory Officer, Regulation Ceased Employment on June 30, 2014. Former Employee of the Exchange.
Michael Serafin	Vice President, Client Services Ceased Employment on July 15, 2014. Former Employee of the Exchange.
Bruce Kulback	Chief Information Officer Ceased Employment on July 31, 2014. Former Employee of the Exchange.

Officers, Directors, Members of Standing Committees
(from June 30, 2012 through Present)

Directors:

David F. Harris	Director, Chairman and Chief Executive Officer. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. CEO Director.
Craig Drill	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
John Faso	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.

Kathleen Hamm	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Gordon Martin	Director. Service commenced on December 31, 2012 and expires at the Exchange's next Annual Meeting. Industry Director.
Thomas O'Mara	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director.
Jeffrey Brown	Director. Service commenced December 31, 2012 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director.
Antoine Shagoury	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Michael Szymanski	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Gerald T. O'Connell	Director. Service commenced on March 27, 2012 and current term expires at the Exchange's next Annual Meeting. Industry Director.

Former Directors:

John Procopion	Service commenced on December 31, 2010 and expired December 31, 2012. Former ETP Holder Director.
Patrick Faye	Service commenced December 30, 2011 and expired on February 10, 2012. Former Industry Director.
Edward Provost	Service commenced February 10, 2012 and expired on March 27, 2012. Former Industry Director.

Exchange Committees

Executive Committee

Current Members

David Harris (Chairman), term commenced 2/10/12
Thomas O'Mara, term commenced 2/10/12
John Faso, term commenced 2/10/12
Kathleen Hamm, term commenced 2/10/12
Gerald T. O'Connell, term commenced 6/28/12

Executive Compensation Committee

Current Members

Antoine Shagoury (Chairman), term commenced 2/10/12
Craig Drill, term commenced 2/10/12
Michael Szymanski, term commenced 2/10/12

Former Member

John Procopion, term ended 12/31/12

Regulatory Oversight Committee

Current Members

Kathleen Hamm (Chairwoman), term commenced 2/10/12
John Faso, term commenced 2/10/12
Michael Szymanski, term commenced 2/10/12

Governance & Nominating Committee

Current Members

John Faso (Chairman), term commenced 2/10/12
David Harris, term commenced 2/10/12
Craig Drill, term commenced 2/10/12
Jeffrey Brown, term commenced 03/27/13

Business Conduct Committee

Current Members

Elizabeth H. Baird, term commenced 6/28/12
Thomas McManus, term commenced 6/20/2014
Anthony Seisser, term commenced 6/28/12

Former Member

Richard Roberts, term ended 11/5/13

Appeals Committee

Current Members

Jeffrey Brown, term commenced 03/27/13
Thomas O'Mara, term commenced 2/10/12
Craig Drill, term commenced 2/10/12

Former Member

John Procopion, term ended 12/31/12

Express

To: Barry, Tina C.
Department: HQ/TM
Phone: 202.551.6256
Route: HQ-7a
Mail Stop: 7010
Building: SP1

Type:
Name:

9137306100020549007707518O
4150
8/5/2014 9:40:08 AM

TO REUSE: Cover or mark
Align top of FedEx

From: (201) 499-0173
Marvena Weldon
National Stock Exchange
101 Hudson Street
Suite 1200
Jersey City, NJ 07310

Origin ID: AIYA





J142014061903uv

Ship Date: 04AUG14
ActWgt: 1.0 LB
CAD: 104370990/INET3550

Delivery Address Bar Code



SHIP TO: (201) 499-3700 BILL SENDER

Tina Barry, Esq.
Division of Trading and Markets
Securities and Exchange Commission
100 F Street NE
WASHINGTON, DC 20549

Ref # REG-SEC
Invoice #
PO #
Dept #



TUE - 05 AUG AA
STANDARD OVERNIGHT

TRK# 7707 5180 4150
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20549
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